SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14D-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
(NAME OF SUBJECT COMPANY)
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
(NAME OF PERSON(S) FILING STATEMENT)
ORDINARY SHARES OF 10P EACH AND AMERICAN DEPOSITARY SHARES
REPRESENTING 10P EACH
(TITLE OF CLASS OF SECURITIES)
ORDINARY SHARES (GB0001662252)
AMERICAN DEPOSITARY SHARES (US1321481079)
(CUSIP NUMBER OF CLASS OF SECURITIES)
JOHN ASTON
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
MILSTEIN BUILDING
GRANTA PARK
CAMBRIDGE CB1 6GH
+44 (0) 1223 471 471
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
COPIES TO:
MARK R. UHRYNUK
MAYER, BROWN, ROWE & MAW LLP
11 PILGRIM STREET
LONDON EC4V 6RW
+44 (0) 20 7248 4282
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
EXHIBIT INDEX

This Amendment No. 1 (the “Amendment”) amends the Schedule 14D-9 initially filed with the Securities and Exchange Commission on 23 May 2006 by Cambridge Antibody Technology Group plc, a public limited company incorporated under the laws of England and Wales, relating to a tender offer by AstraZeneca PLC and AstraZeneca UK Limited.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
This Amendment amends and supplements Item 7 hereof as follows:
Discussion of the “centre of excellence”
During their review of the existing collaboration between AstraZeneca and CAT, there were three alternative operating scenarios considered by each entity: (i) establishment of CAT as a biological research centre to function alongside that which currently exists within AstraZeneca, (ii) establishment of CAT as a “centre of excellence” within AstraZeneca; or (iii) maintaining CAT as a stand-alone business that functioned independently of AstraZeneca’s existing operations.
With respect to the first alternative, the establishment of CAT as a biological therapeutics research centre would have involved CAT operating as an additional research centre alongside those that already exist within AstraZeneca, with CAT’s focus being on biological therapeutics. Generally speaking, the activities would have been directed, funded and operated by AstraZeneca in a similar manner to that in which it operates its existing research centres in other locations.
With respect to the second alternative, the establishment of CAT as a “centre of excellence” within AstraZeneca, as disclosed in Parts I, II and III of the Offer Document, this approach involves AstraZeneca contributing its existing biological assets and capabilities to CAT and CAT becoming the focus of AstraZeneca’s future investment and development in the area of biological therapeutics.
With respect to the third alternative, the maintenance of CAT as a stand-alone business with independent of the AstraZeneca group, that approach would have included expanding AstraZeneca’s work with CAT, with CAT operating financially and managerially separate from AstraZeneca and delivering against agreed targets linked more closely to AstraZeneca’s disease strategies.
Of the three alternatives, the “centre of excellence” model was determined to be the most attractive option, because the concentration of existing and future research and development capability and assets provided the greatest likelihood of successful delivery of biological therapies going forward. As set out in Part I of the Offer Document, CAT also believed that the financial and operational commitment of AstraZeneca underpinning the “centre of excellence” alternative made it the most attractive option.
ITEM 9. EXHIBITS
The Exhibit Index has been updated to include the Offer Document, as amended and restated. Please see the attached Exhibit Index.

1

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ JOHN ASTON
Name:	John Aston
Title:	Chief Financial Officer
Date:	20 June 2006

2

EXHIBIT INDEX

99.(a) (1)]	Offer Document dated 23 May 2006, as amended and restated

99.(a) (2)#	Letter of Transmittal

99.(a) (3)#	Notice of Guaranteed Delivery

99.(a) (4)#	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.(a) (5)#	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.(a) (6)#	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

99.(a) (7)#	Summary Advertisement in The Wall Street Journal, dated 23 May 2006

99.(a) (8)#	Form of Acceptance, Authority and Election

99.(e) (1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (2)*	Irrevocable Undertaking between John Robert Brown Aston and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (3)*	Irrevocable Undertaking between Peter Alan Chambré and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated 14 May 2006

99.(e) (10)ˆ	Collaboration and Licence Agreement, dated 21 November 2004, between Cambridge Antibody Group plc and AstraZeneca UK Limited

99.(e) (11)*	Break Fee Agreement, dated 14 May 2006, between Cambridge Antibody Group plc and AstraZeneca UK Limited

99.(e) (12)*	Cooperation Agreement, dated 14 May 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.(e) (13)*	Exclusivity Agreement, dated 14 May 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.(e) (14)+	Subscription Agreement, dated 21 November 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.(e) (15)~	Cambridge Antibody Technology Group plc Executive Incentive Plan

99.(e) (16)>	Form of service agreements with John Aston and Diane Mellett

99.(e) (17)/	Service agreement with Peter Chambré dated 22 February 2002

# Incorporated by reference to the Schedule TO filed by AstraZeneca PLC and AstraZeneca UK Limited dated 23 May 2006.
+ Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated 27 December 2004.
ˆ Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 16 December 2004.
* Incorporated by reference to Amendment No 1 to the Schedule 13D filed by AstraZeneca PLC dated 15 May 2006.
~ Incorporated by reference from Exhibit 4.17 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.
> Incorporated by reference from Exhibit 4.18 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.
/ Incorporated by reference from Exhibit 4.19 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.
] Incorporated by reference to Amendment No. 5 to Schedule TO filed by AstraZeneca PLC and AstraZeneca UK Limited on 15 June 2006.